Exhibit 99.1

RECON TECHNOLOGY, LTD.

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road, Beijing 100107

People’s Republic of China

Notice of Annual Meeting of Shareholders

To Be Held on April 5, 2021 at 9:00 a.m. Beijing Time

To the shareholders:

Recon Technology, Ltd. (the “Company,” or “we”) will hold the its annual meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2020 on April 5, 2021 at 9:00 a.m., Beijing Time (9 p.m. ET on April 4, 2021), at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China, for the following purposes:

1.	To elect two Class II members of the board of directors (the “Board”), Mr. Jijun Hu and Mr. Nelson N.S. Wong, to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2023 or until their successors are duly elected and qualified;

2.	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021;

3.

To approve a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 ordinary shares of a nominal or par value of US$0.0925 each (the “Ordinary Shares”), to US$15,725,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each (the “Class A Ordinary Shares”) and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each (the “Class B Ordinary Shares”) (the “Amendment to the Authorized Share Capital”), by

(i) the conversion into stock of each issued and outstanding Ordinary Share and their immediate reconversion into a Class A Ordinary Share;

(ii) the re-designation of each authorized and unissued Ordinary Share as a Class A Ordinary Share;

(iii) the creation of additional 130,000,000 Class A Ordinary Shares; and

(iv) the creation of 20,000,000 Class B Ordinary Shares;

4.	To approve a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Third M&AA”) annexed hereto as Annex A which incorporate amendments including but not limited to Amendment to the Authorized Share Capital, be and hereby are, approved and adopted with immediate effect in substitution for the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second M&AA”);

5.	To approve an ordinary resolution that the 2021 Equity Incentive Plan (the “2021 Plan”) annexed hereto as Annex B is hereby approved and adopted; and

6.	To transact any other business as may properly come before the meeting in accordance with Article 47 of the Company’s Second Amended and Restated Articles of Association (the “Second AA”).

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The Board unanimously recommends that the shareholders vote “FOR” the election of two Class II directors, vote “FOR” the ratification of the appointment of Friedman LLP, vote “FOR” the approval to amend the authorized share capital, vote “FOR” the approval of the Third M&AA, and vote “FOR” the approval of the 2021 Plan.

The Board has established the close of business on February 26, 2021 as the “record date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the Annual Meeting or at any adjournment or postponement of the Annual Meeting. The notice of the Annual Meeting, this proxy statement, the proxy card and a copy of our 2020 Annual Report on Form 20-F will be first sent or made available to shareholders on or about March 12, 2021.

Attendance at the Annual Meeting is limited to the Company’s shareholders, their proxies and invited guests of the Company.

By order of the Board,

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer

March 9, 2021

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Annual Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its Annual Meeting to elect two Class II directors, to ratify the appointment of the Company’s auditors, to amend the authorized share capital, to approve the Third M&AA, to approve the 2021 Plan, and to transact any business that may properly come before the meeting.

We have included in this proxy statement important information about the Annual Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable shareholder meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked:

1.	To elect two Class II members of the Board, Mr. Jijun Hu and Mr. Nelson N.S. Wong, to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2023 or until their successors are duly elected and qualified;

2.	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021;

3.

To approve a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 Ordinary Shares, to US$15,725,000 divided into 150,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares (the “Amendment to the Authorized Share Capital”), by

(i) the conversion into stock of each issued and outstanding Ordinary Share and their immediate reconversion into a Class A Ordinary Share;

(ii) the re-designation of each authorized and unissued Ordinary Share as a Class A Ordinary Share;

(iii) the creation of additional 130,000,000 Class A Ordinary Shares; and

(iv) the creation of 20,000,000 Class B Ordinary Shares;

4.	To approve a special resolution that the Third M&AA annexed hereto annexed hereto as Annex A which incorporate amendments including but not limited to the Amendment to the Authorized Share Capital, be and hereby are, approved and adopted with immediate effect in substitution for the Second M&AA;

5.	To approve an ordinary resolution that the 2021 Plan annexed hereto as Annex B is hereby approved and adopted; and

6.	To transact any other business as may properly come before the meeting in accordance with Article 47 of the Company’s Second AA.

Q: What are the recommendations of the Board?

A: THE BOARD HAS DETERMINED THAT THE ELECTION OF TWO CLASS II MEMBERS OF THE BOARD, THE RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S AUDITORS, THE AMENDMENT TO THE AUTHORIZED SHARE CAPITAL, THE APPROVAL OF THE THIRD M&AA AND THE APPROVAL OF THE 2021 PLAN ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ELECTION OF TWO CLASS II DIRECTORS AND “FOR” THE OTHER PROPOSALS.

Q: When and where will the Annual Meeting be held?

A: The Annual Meeting will be held on April 5, 2021 at 9:00 a.m., Beijing Time (9 p.m. ET on April 4, 2021), at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China.

Q: Who is entitled to vote at the Annual Meeting?

A: The record date for the Annual Meeting is February 26, 2021. Only holders of Ordinary Shares of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. As of the record date there were 18,318,832 Ordinary Shares outstanding. Each ordinary share that you own entitles you to one vote.

Q: What constitutes a quorum for the Annual Meeting?

A: At the Annual Meeting, the presence in person or by proxy of one-third (1/3) of our outstanding Ordinary Shares as of the record date will constitute a quorum at such Annual Meeting. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q: How many votes are required to approve the proposals?

A: Nomination of Directors: The election of each of the two nominees requires that a majority of the votes cast at the meeting be voted “For” each nominee. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Ratification of Appointment of Auditors: The ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Approval of Amendment to Authorized Share Capital: The approval of the Amendment to the Authorized Share Capital requires that a two-thirds majority of the votes cast at the meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Approval of Third M&AA: The approval of the form of the Third M&AA requires that a two-thirds majority of the votes cast at the meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Approval of 2021 Plan: The approval of the form of the 2021 Plan requires that a majority of the votes cast at the meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q: Is cumulative voting permitted for the election of directors?

A: No. You may not cumulate your votes for the election of directors.

Q: How do the shareholders vote?

A: The shareholders have four voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;
(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;
(3)	By mail, by completing, signing and returning the enclosed proxy card; or
(4)	By fax, by faxing your signed proxy card to 1-646-536-3179.

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s Ordinary Shares as of the record date. You may attend the meeting in person or dial in for your information if you vote by proxy. The dial-in number in the United States is 1-866-620-9467, and the dial-in number in China is 010-95057. The password for the meeting is 99778535. Shareholders living in other countries are welcome to attend the conference call by contacting our Company at info@recon.cn.

Q: May shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. In addition, a representative of Friedman LLP, our independent registered public accounting firm, is expected to be present at the Annual Meeting and will be allowed the opportunity to make a statement if desired and respond to appropriate questions.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. The ratification of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021 is considered a routine matter for which brokerage firms may vote without specific instructions. All of the other proposals presented at the Annual Meeting are considered non-routine matters. When a proposal is not a routine matter, your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum. However, if you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Annual Meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of the Company, dated as of a later date than the date of the proxy and received prior to the Annual Meeting;

•	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Annual Meeting;

•	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending the Annual Meeting and voting in person.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Annual Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Recon Technology Ltd., Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing 100107, People’s Republic of China, or call +(86) 010-84945799. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Annual Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company.  In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person.  Such persons will receive no compensation for their services other than their regular salaries.  Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL 1

ELECTION OF DIRECTOR

(ITEM 1 ON THE PROXY CARD)

Director Biographies

A brief biography of each director in each Class follows. You are asked to vote for two nominees listed below to serve as Class II members of the Board. The candidates for the Board have consented to serve if elected. The terms of the Class II members of the Board continue until the annual meeting of shareholders following the fiscal year ending June 30, 2023.

Nominees for election as Class II member of the Board to serve a three-year term, whose terms will continue until the annual meeting of shareholders following the fiscal year ending June 30, 2023:

Jijun Hu

Independent Director Nominee

Age – 55

Director since 2008

Mr. Hu joined our Board in 2008. From 1988 to 2003, Mr. Hu served in a variety of positions at our No. 2 test-drill plant, including technician of installation, assets equipment work, electrical installation, control room production dispatcher, Deputy Chief Engineer of the Technology Battalion and Deputy Director of Production. From 2003 to 2005, Mr. Hu served as Head of the Integrated Battalion and he is currently the Head of the Transport Battalion, Senior Electric Engineer. Mr. Hu graduated as an automated professional from the China University of Petroleum in 1988. Mr. Hu was chosen as a director because we believe his years of experience and knowledge gained while working at our No. 2 test-drill plant will prove beneficial to the guidance of our company.

Nelson N. S. Wong

Independent Director Nominee

Age – 58

Director since 2008

Mr. Wong joined our Board in 2008. In 1990 Mr. Wong joined the Vigers Group, a real estate company that provides services in valuation, corporate property services, investment advisory services, general practice surveying, building surveying, commercial, retail and industrial agency, and property and facilities management. Mr. Wong became the Vice Chairman and CEO of the Vigers Group in 1993. In 1995 Mr. Wong established the ACN Group, a business consulting firm, where he has worked continuously and continues to serve as the Chairman and Managing Partner. Mr. Wong received a bachelor’s degree in arts from the PLA Institute of International Relations in Nanjing in 1983. Mr. Wong was chosen as a director because we believe we can benefit from his leadership skills and management experience.

Existing Class I members of the Board, whose terms continue until the annual meeting of shareholders following the fiscal year ending June 30, 2022:

Yonggang Duan

Independent Director

Age – 57

Director since 2020

Dr. Duan has been teaching and researching in the oil-gas field development engineering area for a long time. From November 2004, Dr. Duan has been a professor at Southwest Petroleum University in Sichuan, China. He is the director of the oil well technology center of petroleum engineering school of Southwest Petroleum University. In addition, Dr. Duan is also a researcher and Ph.D. supervisor. He has published over 60 articles on top academic journals and participated in writing six books. He was named an expert with outstanding contributions and an oil-gas safety expert in Sichuan Province, China. Dr. Duan received his bachelor’s degree in oil production in 1984, and his master degree in oil-gas field development engineering in 1988, both from Southwest Colleague. Dr. Duan received his Ph.D. degree in oil-gas field development engineering in 2009 from Southwest Petroleum University. Dr. Duan was nominated as a director because of his rich and extensive knowledge in the oil-gas field.

Shudong Zhao

Independent Director

Age – 75

Director since 2013

Before retiring in 2006, Mr. Zhao spent over 30 years working in the oilfield industry. From 1970 to 1976, Mr. Zhao worked as a technician in the Daqing oilfield. From 1976 to 1982, Mr. Zhao served as the vice director of the Hubei Oilfield Generalized Geologic Technical Research Institute. Mr. Zhao then spent 11 years as a director and section chief at the Scientific and Technological Development Department of the Huabei Petroleum Administrative Bureau. He was subsequently appointed Chief Geologist of the bureau, a position he held from 1993 to 1999. From 1999 to 2006, Mr. Zhao served as the General Manager of the Huabei Oilfield Company of CNPC. Mr. Zhao studied at the Northeast Petroleum Institute from 1965 to 1970. Mr. Zhao was nominated as a director because of his extensive experience in the oilfield industry.

Existing Class III members of the Board, whose terms continue until the annual meeting of shareholders following the fiscal year ending June 30, 2021:

Yongquan Bi

Chairman and Director

Age – 42

Director since 2018

Mr. Bi founded Dalian Boqi Xinhai Group Ltd. Co. (“Boqi Group”) and its subsidiaries including Dalian Boqi Agriculture Technology Development Ltd. Co. and Dalian Boqi Culture Media Ltd. Co. in July 2008. He also founded Dalian Boqi Zhengji Pharmacy Franchise Ltd. Co. in July 2008 and Boqi Finance Lease (Liaoning) Ltd. Co., another subsidiary of Boqi Group, in November 2009. He has been the Chairman of each of these companies since their incorporation. Mr. Bi entered into a securities purchase agreement with us on November 20, 2017 and purchased 3 million shares for $4.8 million. Mr. Bi received a bachelor’s degree in finance in 2000 and a master’s degree in management in 2003, both from Dongbei University of Finance and Economics. Mr. Bi was chosen as a director because we believe we can benefit from his investment skills and management experience.

Shenping Yin
Chief Executive Officer and Director
Age – 51

Director since 2007

In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in the PRC, and has been the Chief Executive Officer since that time. Prior to founding Nanjing Recon, Mr. Yin served as a sales manager for Fujian Haitian Network Company from 1992 through 1994. Mr. Yin has founded and operated a number of companies: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997) and Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). In 2000, Mr. Yin merged the former Nanjing Kingsley Software Engineering Co., Ltd. into Nanjing Recon. Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in information systems. Mr. Yin was chosen as a director, and serves as Chairman of the Board, because he is one of the founders of our company and we believe his knowledge of our company and years of experience in our industry give him the ability to guide our company as a director.

Guangqiang Chen
Chief Technology Officer and Director
Age – 57

Director since 2007

Mr. Chen has served as our Chief Technology Officer since 2003. Mr. Chen was a geological engineer for the Fourth Oil Extraction Plant of Huabei Oil Field from 1985 through 1993. From 1993 through 1999, Mr. Chen was a chief engineer for Xinda Company, CNPC Development Bureau. From 1999 through 2003, Mr. Chen served as the general manager of Beijing Adar. From 2011 to March 2013, Mr. Chen was a founder and majority shareholder of Qinghai Hua You Downhole Technology Co., Ltd. (“QHHY”). From March 2013 to December 2014, Mr. Chen remained a 40% shareholder of QHHY but was no longer involved QHHY’s day to day operations. Mr. Chen received his bachelor’s degree in 1985 from Southwest Petroleum Institute. Mr. Chen was chosen as a director because he is one of the founders of our company and we believe we can benefit from his years of engineering and management experience in the oil extraction industry.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Leadership Structure of the Board

Mr. Shenping Yin currently holds the position of Chief Executive Officer. Mr. Yongquan Bi currently holds the position of Chairman of our Board. Our Board believes that that separating the roles of Chief Executive Officer and Chairman of the Board is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution.

We do not have a lead independent director because of our Chief Executive Officer and Chairman are not held by the same person, and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board.

Risk Oversight

Our Board plays a significant role in our risk oversight. The Board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficial owner of more than 5% of the Company’s Ordinary Shares, or any associate of such persons is a party adverse to Company or has a material interest adverse to the Company.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF TWO

NOMINEES TO THE BOARD.

BOARD AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The two nominees listed in the proxy statement have agreed to serve as directors, if elected. If for some unforeseen reason any nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board.

How are directors compensated?

All directors hold office until the expiration of their respective terms and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board. Employee directors and non-voting observers do not receive any compensation for their services. We pay $8,000 to each independent director annually for their service as a director except Yongquan Bi who agrees to not receive any service fee. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended.

Summary Director Compensation Table

Name(1)	Fees earned or paid in cash	Option Awards	Total(2)
Nelson N.S. Wong	$8,000	$0	$8,000
Jijun Hu	$8,000	$0	$8,000
Shudong Zhao	$8,000	$0	$8,000
Yongquan Bi	$0	$0	$0
Yonggang Duan (3)	$4,000	$0	$4,000

(1)	Compensation for our directors Yin Shenping and Chen Guangqiang, who also serve as executive officers, is fully disclosed in the executive compensation table.

(2)	None of the directors received any ordinary share awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal year 2019.

(3)	Dr. Yonggang Duan began to serve as the Company’s independent director since March 2020.

How does the Board determine which directors are independent?

The Board reviews the independence of each director yearly. During this review, the Board considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board?

Two of the primary purposes of the Nominating Committee of the Board are (i) to develop and implement policies and procedures that are intended to ensure that the Board will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board and to recommend to the Board the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at www.recon.cn under Corporate Governance and in print upon request. The Nominating Committee of the Company’s Board was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board from a number of sources. Current members of the Board are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board and the personality or “fit” of such candidate with existing members of the Board and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees, however, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the secretary of the Company at Recon Technology, Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	the written consent of the candidate to serve as a director of the Company, if elected;

•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board?

All members of the Board must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board?

Shareholders and others who are interested in communicating directly with members of the Board, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

c/o Secretary

Recon Technology, Ltd.

Room 1902, Building C

King Long International Mansion

9 Fulin Road

Beijing 100107 China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.recon.cn under Corporate Governance and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2020?

The Board met a total of seven (7) times during fiscal 2020. The Compensation Committee, the Audit Committee and the Nominating Committee each met seven (7) times during fiscal 2020. The Board invites, but does not require, directors to attend the Annual Meeting of shareholders. All of our directors attended the Company’s last annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2020, the Board had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of February 26, 2021, their principal functions and the number of meetings held during the fiscal year ended June 30, 2020, are shown below.

Compensation Committee

The members of the Compensation Committee are:

Jijun Hu, Chairman

Nelson N.S. Wong

Shudong Zhao

The Compensation Committee held seven (7) meetings during the fiscal year ended June 30, 2020. The Compensation Committee’s charter is available on the Company’s website at www.recon.cn under Corporate Governance and in print upon request. The Compensation Committee’s principal responsibilities include:

•	Making recommendations to the Board concerning executive management organization matters generally;

•	In the area of compensation and benefits, making recommendations to the Board concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board concerning policies and procedures relating to executive officers;

•	Making recommendations to the Board regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

•	Making recommendations to the Board concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

•	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee are:

Nelson N.S. Wong, Chairman

Shudong Zhao

Jijun Hu

The Audit Committee held seven (7) meetings during the fiscal year ended June 30, 2020. The primary responsibility of the Audit Committee is to assist the Board in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Wong qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

•	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes developing and maintaining the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper;

•	Review the internal accounting functions of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

•	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

•	Review accounting and financial human resources and succession planning within the Company;

•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board; and

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee are:

Shudong Zhao, Chairman

Nelson N.S. Wong

Jijun Hu

The Nominating Committee had seven (7) meetings during the fiscal year ended June 30, 2020. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

•	Identify individuals qualified to become members of the Board and to make recommendations to the Board with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

•	Determine and make recommendations to the Board with respect to the criteria to be used for selecting new members of the Board;

•	Oversee the process of evaluation of the performance of the Company’s Board and committees;

•	Make recommendations to the Board concerning the membership of committees of the Board and the chairpersons of the respective committees;

•	Make recommendations to the Board with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

•	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of the Company or to the committee or to an individual director, c/o Secretary, Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China. All communications will be compiled by the secretary of the Company and submitted to the Board or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF DIRECTORS AND EXECUTIVE OFFICERS

Jia Liu

Chief Financial Officer

Age – 38

Ms. Liu has served as our Chief Financial Officer since 2008. Prior to that, Ms. Liu assisted various companies, with financial due diligence, field surveys and data analysis. Ms. Liu received her bachelor’s degree in 2006 from Beijing University of Chemical Technology, School of Economics and Management, and her master’s degree in industrial economics in 2009 from Beijing Wuzi University.

For information as to the business history of our Chief Executive Officer, Mr. Yin, and our Chief Technology Officer, Mr. Chen, and other directors, see the section “Proposal One: Election of Directors” elsewhere in this proxy statement.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S

NAMED EXECUTIVE OFFICERS

We have employment agreements with each of our Chief Executive Officer, Chief Technology Officer and Chief Financial Officer. With the exception of the employment agreement with our Chief Financial Officer, each of these employment agreements provides for an indefinite term. Such employment agreements may be terminated (1) if the employee gives written notice of his or her intention to resign, (2) the employee is absent from three consecutive meetings of the Board, without special leave of absence from the other members of the Board, and the Board passes a resolution that such employee has vacated his office, or (3) the death, bankruptcy or mental incapacity of the employee. The employment agreement for our Chief Financial Officer provides for a one-year term, which expired on March 12, 2017, and the parties have continued to operate under the terms of this agreement since its expiration. Such employment agreement may be terminated if Ms. Liu gives thirty days’ written notice of her intention to resign, or if the Board determines she can no longer perform her duties as Chief Financial Officer and provides her with thirty days’ written notice of termination.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

EXECUTIVE COMPENSATION

The following table shows the annual compensation paid by us to Mr. Shenping Yin, our Chief Executive Officer, Mr. Guangqiang Chen, our Chief Technology Officer, and Ms. Jia Liu, our Chief Financial Officer, for the years ended June 30, 2020, 2019 and 2018. No other employee or officer received more than $100,000 in total compensation in fiscal 2020, 2019 and 2018.

Summary Executive Compensation Table

Name and principal position	Year	Salary	Bonus	Option Awards	Restricted Stock Awards		Total
Shenping Yin,	2020	$120,000	$0	$—	$0		$120,000
Chief Executive Officer	2019	$120,000	$29,125	$—	$129,000	(1)	$278,125
	2018	$120,000	$30,212	$—	$0		$150,212
Jia Liu,	2020	$80,000	$0	$—	$0		$80,000
Chief Financial Officer	2019	$80,000	$21,844	$—	$103,200	(1)	$205,044
	2018	$80,000	$22,659	$—	$0		$102,659
Guangqiang Chen,	2020	$120,000	$0	$—	$0		$120,000
Chief Technology Officer	2019	$141,844	$29,125	$—	$129,000	(1)	$299,969
	2018	$144,472	$30,212	$—	$0		$174,684

(1)	On August 21, 2018, the Company granted 20,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $129,000, 20,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $129,000, and 16,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $103,200, based on the stock closing price of $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

The following table summarizes, as of June 30, 2020, the outstanding options, restricted shares and restricted share unites that we granted to our current directors and executive officers and to other individuals as a group.

	Ordinary shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares	(US$/share)	Date of grant	Date of expiration
Shenping Yin	20,000	—	8/21/2018	8/21/2021
Jia Liu	6,400	8.25	1/31/2015	1/31/2025
	16,000	—	8/21/2018	8/21/2021
Guangqiang Chen	20,000	—	8/21/2018	8/21/2021
Yongquan Bi	20,000	—	8/21/2018	8/21/2021
Nelson N.S. Wong	5,000	8.25	1/31/2015	1/31/2025
	10,000	—	8/21/2018	8/21/2021
Jijun Hu	5,000	8.25	1/31/2015	1/31/2025
	10,000	—	8/21/2018	8/21/2021
Shudong Zhao	1,800	14.8	3/26/2012	3/26/2022
	3,600	8.25	1/31/2015	1/31/2025
	10,000	—	8/21/2018	8/21/2021
Other Individuals as a Group	27,120	14.8	3/26/2012	3/26/2022
	60,000	8.25	1/31/2015	1/31/2025
	60,000	—	10/13/2017	12/13/2020
Total	274,920

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED SHAREHOLDER MATTERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this statement, for each person known by us to beneficially own 5% or more of our Ordinary Shares, and all of our executive officers and directors individually and as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 18,318,832 Ordinary Shares outstanding as of February 26, 2021 and 1,800 shares subjected to options that can be exercised within 60 days of February 26, 2021. The 1,800 shares subject to options are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage for any other person shown in the table. Our major shareholders do not possess voting rights that differ from our other shareholders. Unless otherwise indicated, the address of each of the below shareholders is c/o Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China.

	Amount of Beneficial Ownership	Percentage Ownership
Shenping Yin	641,637	3.5%
Guangqiang Chen	618,662	3.4%
Jijun Hu	18,667	*
Nelson Wong	18,667	*
Shudong Zhao (1)	21,667	*
Jia Liu	91,267	*
Yongquan Bi	613,334	3.3%
Yonggang Duan	-	-
Directors and Executive Officers as a Group (eight members)	2,023,901	11.0%

Other 5% Shareholders
AU YEUNG YIU CHUNG (2)	925,258	5.1%
Huoyuan Chen (3)	1,857,167	10.1%
CHENG TSAN SANG (4)	924,038	5.0%
Zhonglun Lin (5)	1,847,484	10.1%
Lin Li (6)	1,388,958	7.6%
Jianjun Yang (7)	1,470,785	8.0%

*	Less than 1%.

(1)	Include 1,800 options that are exercisable.
(2)	The address is Room 2808, King Kwai House, Shan King Estate, Tuen Mun, New Territories, Hong Kong.
(3)	The address is Room 02A, 13th Floor, Zhong Min Tian Ao Plaza, No. 169 Hu Dong Road, Gulou District, Fuzhou City, Fujian Province, China.
(4)	The address is Flat/Rm C 2/F Tower 7 Corinthia By The Sea Tseung Kwan O NT, Hong Kong.
(5)	The address is No. 94, Building 36, Lao Shan Dong Li, Jingshan District, Beijing, China.
(6)	The address is No. 055, Chuang Fu Ling Dui, Jiulong Village, Bobai Town, Bobai County, Guangxi Province, China.
(7)	The address is Room 3, Unit 2, Building 1, Xin Ao, No. 4 Factory, Petroleum Base Guang Yang District, Lang Fang City, Hebei Province, China.

Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons

Sales to related party consisted of the following:

	For the years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥577,009	¥3,726,894	¥-	$-
Total revenues from related parties	¥577,009	¥3,726,894	¥-	$-

Other payables consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥2,029,908	¥3,752,353	$530,764
Due to family member of one owner	-	485,000	68,602
Due to management staff for costs incurred on behalf of Recon	260,965	260,965	36,913
Total	¥2,290,873	¥4,498,318	$636,279

The Company also had short-term borrowings` from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2019 and 2020, respectively.

	June 30, 2019	June 30, 2020	June 30, 2020
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2019	¥5,008,640	¥-	$-
Short-term borrowing from a Founder, 5.65% annual interest, due on March 27, 2020	4,001,885	-	-
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2020		5,008,640	708,463
Short-term borrowing from a Founder, 4.55% annual interest, due on March 25, 2021		4,002,106	566,090
Short-term borrowing from a Founder, interest-free, due on September 24, 2020	-	450,000	63,652
Short-term borrowing from a Founder's family member, interest-free, due on December 31, 2020	-	770,000	108,915
Total short-term borrowings due to related parties	¥9,010,525	¥10,230,746	$1,447,120

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2019 and 2020, respectively.

	June 30, 2019	June 30, 2020	June 30, 2020
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥8,977,001	¥8,226,599	$1,163,638
Less: current portion	(780,797)	(847,346)	(119,856)
Total long-term borrowings due to related party	¥8,196,204	¥7,379,253	$1,043,782

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥120,000 with annual rental expense at ¥1.44 million ($0.20 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2020 - March 31, 2022	¥40,000	$5,658
BHD	Chen Guangqiang	Jan 1, 2020- Dec 31, 2020	22,500	3,183
BHD	Mr. Chen's family member	Jan 1, 2020- Dec 31, 2020	47,500	6,719
Recon-BJ	Yin Shenping	July 1, 2020-Jun 1 ,2021	10,000	1,414

Expenses paid by the owner on behalf of Recon - Shareholders of our VIEs paid certain operating expenses for the Company. As of June 30, 2019 and 2020, ¥2,029,908 and ¥3,752,353 ($530,764) was due to them, respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans.

Other than as described herein, no transactions required to be disclosed under Item 404 of Regulation S-K have occurred since the beginning of the Company’s last fiscal year.

Director Independence

The Board maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Wong, Mr. Hu, Mr. Zhao and Mr. Duan are our independent directors.

PROPOSAL 2:

TO RATIFY THE APPOINTMENT OF FRIEDMAN LLP AS THE COMPANY’S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2021

(ITEM 2 ON THE PROXY CARD)

AUDIT COMMITTEE REPORT AND FEES PAID TO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board during fiscal year 2020?

The members of the Audit Committee as of June 30, 2020 were Nelson N. S. Wong, Shudong Zhao and Jijun Hu. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board has determined that Mr. Wong, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.recon.cn under Corporate Governance.

How does the Audit Committee conduct its meetings?

During fiscal 2020, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2020?

The Audit Committee has:

•	reviewed and discussed the audited financial statements with the Company’s management; and

•	discussed with Friedman LLP, the Company’s independent registered public accounting firm for the fiscal 2020, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

Friedman LLP has supplied the Audit Committee with written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed Friedman LLP’s independence with Friedman LLP. The Audit Committee has concluded that Friedman LLP is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2020?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2020.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2020?

The Audit Committee has reviewed and discussed the fees paid to Friedman LLP during fiscal 2020 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Friedman LLP’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee as of June 30, 2020:

Nelson N.S. Wong, Chairman

Shudong Zhao

Jijun Hu

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal years 2020 and 2019, Friedman LLP’s audit fees were $170,000 and $170,000, respectively.

Audit-Related Fees

The Company paid $21,000 and $0 to Friedman LLP for audit-related services in fiscal years 2020 and 2019, respectively.

Tax Fees

The Company has not incurred any tax fees from Friedman LLP for tax services in fiscal years 2020 and 2019.

All Other Fees

The Company has not incurred any other fees from Friedman LLP other fees in fiscal years 2020 and 2019.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2020 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 20%.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF FRIEDMAN LLP

AS THE COMPANY'S FISCAL 2021 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 3:

AMENDMENT TO THE AUTHORIZED SHARE CAPITAL

(ITEM 3 ON THE PROXY CARD)

1. Previous Change In Share Capital

On December 10, 2019, pursuant to the approval by the 2019 annual shareholder meeting held on December 2, 2019, the Company’s Board approved to effect a reverse stock split of the Company's Ordinary Shares at the ratio of one-for-five with the market effective date of December 27, 2019, such that the number of the Company’s Ordinary Shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$ 0.0185 to US$ 0.0925 (the “Reverse Stock Split”). The Company filed the shareholders’ resolution with the Cayman Islands General Registry on December 13, 2019, without amending the Second M&AA. The authorized share capital of the Company has been US$ 1,850,000 divided into 20,000,000 Ordinary Shares of a nominal or par value of US$ 0.0925 each.

The Reverse Stock Split was effected solely to enable the Company to expeditiously meet the NASDAQ continued listing standards relating to the minimum bid price (which the Company was previously advised it was in non-compliance with) and to reduce the risk of the Company being automatically delisted from the NASDAQ Capital Market due to the closing bid price of its Ordinary Shares falling below $1.00 per share for 30 consecutive business days, which typically triggers the NASDAQ to begin delisting procedures regarding a listed company’s securities.

2.  Proposed Increase, Re-classification and Re-designation in Number of Authorized Shares

On March 6, 2021, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the proposed amendment to the Company’s authorized share capital be increased, re-classified and re-from US$1,850,000 divided into 20,000,000 Ordinary Shares of par value $0.0925 each, to US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of par value $0.0925 each and 20,000,000 Class B Ordinary Shares of par value $0.0925 each, by (i) the conversion into stock of each issued and outstanding Ordinary Share and their immediate reconversion into a Class A Ordinary Share; (ii) the re-designation of each authorized and unissued Ordinary Share as a Class A Ordinary Share; (iii) the creation of additional 130,000,000 Class A Ordinary Shares; and (iv) the creation of 20,000,000 Class B Ordinary Shares. Following such increase, conversion and re-designation, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the Third M&AA.

The favorable vote of a two-thirds majority of the votes cast, in person or by proxy, at this Annual Meeting is required to approve the proposed amendment to our authorized share capital.

3. Potential Adverse Effects of Amendment

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share and the voting power and interest of current holders of Ordinary Shares which will be converted into the Class A Ordinary Shares on a 1:1 basis. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

4. Effectiveness of Amendment

If the proposed amendment is adopted, it will become effective upon the approval of the shareholders meeting.

If the amendment is passed by our shareholders, it is required for shareholders to surrender their existing stock certificates. The Company’s transfer agent will mail a letter of transmittal to the shareholders who hold physical stock certificates with detailed written instructions for exchanging the stock certificates of Ordinary Shares for stock certificates of Class A Ordinary Shares.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL
OF THE AMENDMENT TO OUR AUTHORIZED SHARE CAPITAL.

PROPOSAL 4
APPROVAL OF THE THIRD M&AA
(ITEM 4 ON THE PROXY CARD)

What am I voting on?

In connection with the proposed amendment to our authorized share capital stated in the proposal 3, on March 6, 2021, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the Third M&AA.

What is the Text of the Changes to the Second M&AA?

The text of the proposed Third M&AA is set forth in Annex A to this proxy statement and is incorporated by reference into this proxy statement.

References to the Third M&AA in the summary below are to the sections reflected in Annex A and not necessarily the Third M&AA in effect as of the date hereof. The description of the proposed changes to the Third M&AA contained in this proxy statement does not purport to be complete and is qualified in its entirely by reference to the full text of the form of the Third M&AA attached to this proxy statement as Annex A.

In the form of the Third Amended and Restated Memorandum of Association:

•	Clause 6 be amended to reflect the Company’s authorized share capital having been previously consolidated at a meeting of shareholders on December 2, 2019 from US$1,850,000 divided into 100,000,000 Ordinary Shares of par value $0.0185 each into US$1,850,000 divided into 20,000,000 Ordinary Shares of par value $0.0925 each, and now be increased from US$1,850,000 divided into 20,000,000 Ordinary Shares of par value $0.0925 each to US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of par value $0.0925 each and 20,000,000 Class B Ordinary Shares of par value $0.0925 each.

In the form of the Third Amended and Restated Articles of Association:

•	Article 11 be amended to reflect the minimum percentage of the issued shares of a class required to vary the right attached to a class, when the share capital of the Company is divided into different classes of shares, be changed from 66 2/3% to 50%.

•	New Article 32 be added to reflect the rights conferred to the holders of Class A Ordinary Shares and Class B Ordinary Shares.

•	New Article 33 be added to reflect each Class A Ordinary Share be entitled to one (1) vote and each Class B Ordinary Share would be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

•	New Article 34 be added to reflect each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder.

•	New Article 35 be added to reflect the number of Class B Ordinary Shares held by a holder will be automatically and immediately converted into an equal and corresponding number of Class A Ordinary Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder.

•	New Article 36 be added to reflect the conversion of Class B Ordinary Shares into Class A Ordinary Shares shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share.

•	New Article 37 be added to reflect Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

•	New Article 38 be added to reflect save and except for voting rights and conversion rights as set out in Articles 33 to 37 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall have the same rights, preferences, privileges and restrictions.

•	New Article 50 be added to reflect that members may participate in a general meeting at which no special resolutions are proposed by means of conference telephone or other electronic means by which all persons participating in the meeting can hear each other and participation in a meeting.

Additional non-material changes have been made to the Second M&AA in order to correct minor typographical errors.

The favorable vote of a two-thirds majority of the votes cast, in person or by proxy, at this Annual Meeting is required to approve the proposed amendment to our authorized share capital.

If the proposal is approved by our shareholders, the Company’s registered agent will file the Third M&AA with Cayman Islands Registry of Companies.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE FORM OF THE THIRD M&AA.

PROPOSAL 5

APPROVAL OF THE 2021 PLAN

(ITEM 5 ON THE PROXY CARD)

What am I voting on?

In connection with the proposed amendment to our authorized share capital stated in the proposal 3, on March 6, 2021, the Board of the Company adopted the 2021 Plan, subject to approval by the shareholders of the Company. The Board believes that the 2021 Plan will advance the long-term success of the Company.

What is the Text of the 2021 Plan?

The text of the proposed 2021 Plan is set forth in Annex B to this proxy statement and is incorporated by reference into this proxy statement.

How is the 2021 Plan administered?

The 2021 Plan is administered by the Compensation Committee of the Board. The 2021 Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the Company’s needs. Subject to the terms of the 2021 Plan, the Compensation Committee has the discretion to determine the terms of each award.

What kind of awards may be granted?

Awards under the 2021 Plan may be in the form of Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award And Performance Compensation Award (each as defined by the 2021 Plan), all related to Class B Ordinary Shares.

Who is eligible to receive awards?

Employees of the Company, officers, employee and non-employee directors may all be selected by the Compensation Committee to receive awards under the 2021 Plan. The benefits or amounts that may be received by or allocated to participants under the 2021 Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

How many shares are available for issuance under the 2021 Plan?

An aggregate of 20,000,000 Class B Ordinary Shares is available for issuance under the 2021 Plan.

When does the 2021 Plan terminate?

Our Board may terminate the 2021 Plan at any time. If not sooner terminated by the Board, the 2021 Plan will terminate on the tenth anniversary of its effective date.

How can the 2021 Plan be amended?

The 2021 Plan may be amended by the Board, but without further approval by the shareholders of the Company, the Board shall not amend the 2021 Plan in any manner that requires shareholder approval under the Internal Revenue Code of 1986, as amended. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

Where can I get a copy of the 2021 Plan?

This summary is not a complete description of all provisions of the 2021 Plan. A copy of the 2021 Plan is attached hereto as Annex B.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE 2021 PLAN.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board who served on the Compensation Committee during the fiscal year ended June 30, 2020 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to shareholders who receive this proxy statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended June 30, 2020 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Recon Technology, Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China, by calling 010-8494 5799 or via the Internet at www.recon.cn.

Shareholder Proposals

To be considered for inclusion in next year’s proxy statement or considered at next year’s annual meeting but not included in the proxy statement, shareholder proposals must be submitted in writing to: Secretary, Recon Technology, Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China. We are not obligated to include shareholder proposals in our annual proxy statements as a foreign private issuer, but we will consider proposals submitted in writing in this way.

Shareholders Sharing an Address

We may send a single set of shareholder documents to any household at which two or more shareholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call the following address or phone number: Secretary, Recon Technology, Ltd., 1902 Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107, People’s Republic of China; +86 (10) 8494 5799.

Other Matters to Come Before the Meeting

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

ANNEX A

RECON TECHNOLOGY, LTD

Third Amended and Restated Memorandum and Articles of Association

THE COMPANIES ~~LAW~~ ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SECOND~~ THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

RECON TECHNOLOGY, LTD

(Amended and Restated by Special Resolutions adopted on             ~~January 29~~  , ~~2015~~ 2021)

1.	The name of the Company is Recon Technology, Ltd.

2.	The Registered Office of the Company shall be at the offices of ~~Offshore Incorporations~~ Vistra (Cayman) Limited, ~~Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112~~P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and shall include, but without limitation, the following:

(a) (i) To carry on the business of an investment company and to act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations.

(ii) To carry on whether as principals, agents or otherwise howsoever the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of all types of property including services.

(b) To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(c)	To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licenses, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and causes in action of all kinds.

(d)	To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organize any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient.

(e)	To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration therefor.

(f)	To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors of the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors of the Company likely to be profitable to the Company.

In the interpretation of this Memorandum of Association in general and of this Clause 3 in particular, no object, business or power specified or mentioned shall be limited or restricted by reference to or inference from any other object, business or power, or the name of the Company, or by the juxtaposition of two or more objects, businesses or powers and that, in the event of any ambiguity in this clause or elsewhere in this Memorandum of Association, the same shall be resolved by such interpretation and construction as will widen and enlarge and not restrict the objects, businesses and powers of and exercisable by the Company.

4.	Except as prohibited or limited by the Companies ~~Law~~ Act (as revised), the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this Memorandum of Association and the Articles of Association of the Company considered necessary or convenient in the manner set out in the Articles of Association of the Company, and the power to do any of the following acts or things, viz: to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company including uncalled capital or without security; to invest monies of the Company in such manner as the Directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to Members of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to Directors, officers, employees, past or present and their families; to purchase Directors and officers liability insurance and to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the Directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid PROVIDED THAT the Company shall only carry on the businesses for which a license is required under the laws of the Cayman Islands when so licensed under the terms of such laws.

5.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

6.	The share capital of the Company is ~~US$ 1,850,000~~ US$15,725,000 divided into ~~100,000,000 Ordinary Shares~~ 150,000,000 Class A ordinary shares of a nominal or par value of ~~US$ US$0.0185~~ US$0.0925 each and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies ~~Law~~ Act (as revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

7.	If the Company is registered as an exempted company in accordance with Part VII of the Companies ~~Law~~ Act (as revised), the Company will comply with the provisions of such law relating to exempted companies and, subject to the provisions of the Companies ~~Law~~ Act and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

THE COMPANIES ~~LAW~~ ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SECOND~~ THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF RECON TECHNOLOGY, LTD

Adopted by Special Resolution on ~~the 31st day of December 2014~~, 2021

1.	In these Articles Table A in the Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith,

“Affiliate”	in the case of a natural person, such person’s parents, parents-in-law, spouse, children or grandchildren, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by such person or any of the foregoing, (ii) in the case of an entity, a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, share having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity.

“Articles”	means these Articles as originally framed or as from time to time altered by Special Resolution.

“Auditors”	means the persons for the time being performing the duties of auditors of the Company.

“Chairman”	means the Chairman of the Board of Directors appointed in accordance with Article 91.

“Class”	means a class of Director established pursuant to Article 68.

~~“~~“Class A Ordinary Shares”	means the ~~Ordinary Shares~~ Class A ordinary shares in the capital of the Company of ~~U~~US$0.0925 par value each, having the rights provided for in these Articles.

“Class B Ordinary Shares”	means the Class B ordinary shares in the capital of the Company of ~~US$0.0185~~ US$0.0925 par value each, having the rights provided for in these Articles.

“Company”	means Recon Technology, Ltd

“debenture”	means debenture stock, mortgages, bonds and any other such securities of the Company whether constituting a charge on the assets of the Company or not.

“Designated Exchange”	means The Nasdaq Stock Market, the New York Stock Exchange, the NYSE Market or any other internationally ~~recognised~~ recognized stock exchange where the Company’s securities are traded;

“Directors”	means the directors for the time being of the Company.

“dividend”	includes bonuses.

“Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any shares on the Designated Exchange;

“Member”	shall bear the meaning as ascribed to it in the Statute.

“month”	means calendar month.

~~Ordinary Shares”~~	~~means the Ordinary Shares in the capital of the Company of US$0.0185 par value each, having the rights provided for in these Articles.~~

“Original Articles”	means the First Amended and Restated Articles of Association of the Company adopted by Special Resolutions dated 23rd day of June, 2009

“paid-up”	means paid-up and/or credited as paid-up.

“registered office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Secretary”	includes an Assistant Secretary and any person appointed to perform the duties of Secretary of the Company.

“Share Premium Account”

means the account of the Company which the Company is required by the Statute to maintain, to which all premiums over nominal or par value received by the Company in respect of issues of shares from time to time are credited.

“shares”	means any share in the capital of the Company, including Class A Ordinary Shares, Class B Ordinary Shares and shares of other classes.

“Special Resolution”	has the same meaning as in the Statute and includes a resolution approved in writing as described therein.

“Statute”	means the Companies ~~Law~~ Act of the Cayman Islands as amended and every statutory modification or re-enactment thereof for the time being in force.

“written” and “in writing”	include all modes of representing or reproducing words in visible form.

Words importing the singular number include the plural number and vice-versa.

Words importing the masculine gender include the feminine gender.

Words importing persons include corporations.

2.	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that only part of the shares may have been allotted.

3.	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

CERTIFICATES FOR SHARES

4.	Certificates representing shares of the Company shall be in such form as shall be determined or agreed to by the Directors. Such certificates may be under Seal. All certificates for shares shall be consecutively numbered or otherwise identified and shall specify the shares to which they relate. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the register of Members of the Company. All certificates surrendered to the Company or any agent appointed by the Company for the purpose of maintaining the Company’s register of Members and registering transfer of the Company’s shares (the “Share Registrar”) for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. The Directors may authorize certificates to be issued with the seal and authorized signature(s) affixed by some method or system of mechanical process.

5.	Notwithstanding Article 4 of these Articles, if a share certificate be defaced, lost or destroyed, it may be renewed on payment of a fee of one dollar (US$l.00) or such other sum determined by the Directors or the Share Registrar and on such terms (if any) as to evidence and indemnity and the payment of the expenses incurred by the Company in investigating evidence, as the Directors or Share Registrar may prescribe.

ISSUE OF SHARES

6.	Subject to the relevant provisions, if any, in the Memorandum of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, the Directors may, in their absolute discretion and without approval of the holders of ~~Ordinary Shares~~shares, allot, issue, grant options over or otherwise dispose of shares of the Company (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. The Company shall not issue shares in bearer form.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

7.	The Company shall maintain a register of its Members and every person whose name is entered as a Member in the register of Members shall be entitled without payment to receive within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of fifty cents (US$0.50) for every certificate after the first or such sum as the Directors of the Share Registrar shall from time to time determine provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all such holders. The Directors may appoint a Share Registrar to maintain the Company’s register of Members.

TRANSFER OF SHARES

8.	The instrument of transfer of any share shall be in writing and shall be executed by or on behalf of the transferor and the transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register in respect thereof. The Directors may in their absolute discretion decline to register any transfer of shares without assigning any reason therefor. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

9.	The registration of transfers may be suspended at such time and for such periods as the Directors may from time to time determine.

REDEEMABLE SHARES

10.	(a) Subject to the provisions of the Statute and the Memorandum of Association, shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the shares, may by Special Resolution determine.

(b) Subject to the provisions of the Statute and the Memorandum of Association, the Company may purchase its own shares (including fractions of a share), including any redeemable shares, provided that the manner of purchase has first been authorized by the Company in general meeting and may make payment therefor in any manner authorized by the Statute, including out of capital.

VARIATION OF RIGHTS OF SHARES

11.	If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up and except where these Articles or the Statute impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied with the consent in writing of the holders of at least ~~66 2/3~~50% of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one or more persons holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

12.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

COMMISSION ON SALE OF SHARES

13.	The Company may insofar as the Statute from time to time permits pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

14.	No person shall be recognized by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

15.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

16.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder or holders for the time being of the share, or the person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

17.	To give effect to any such sale, the Directors may authorize some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

18.	The proceeds of such sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALL ON SHARES

19.	(a) The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the shares. A call may be revoked or postponed as the Directors may determine. A call may be made payable by installments.

(b) A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

(c) The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

20.	If a sum called in respect of a share is not paid before or on a day appointed for payment thereof, the persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest either wholly or in part.

21.	Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

22.	The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

23.	(a) The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) seven per cent per annum, as may be agreed upon between the Directors and the Member paying such sum in advance.

(b) No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

24.	(a) If a Member fails to pay any call or installment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, installment or payment remains unpaid, give notice requiring payment of any part of the call, installment or payment that is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen (14) days’ from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the shares in respect of which such notice was given will be liable to be forfeited.

(b) If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

(c) A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors see fit.

25.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the shares.

26.	A certificate in writing under the hand of one Director or the Secretary of the Company that a share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration given for the share on any sale or disposition thereof and may execute a transfer of the share in favor of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

27.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

28.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letter of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

29.	In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares, but nothing herein contained shall release the estate of any such deceased holder from any liability in respect of any shares which had been held by him solely or jointly with other persons.

30.	(a) Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to make such transfer of the share to such other person nominated by him as the deceased or bankrupt person could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy as the case may be.

(b) If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

31.	A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company; PROVIDED, HOWEVER, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within ninety (90) days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

RIGHTS CONFERRED BY CLASS A ORDINARY SHARES

AND CLASS B ORDINARY SHARES

32.	Each Class A Ordinary Share and Class B Ordinary Share confers on its holder:

(a) the right to vote as provided in Article 33 hereof;

(b) the right to an equal share in any dividend paid by the Company; and

(c) the right to an equal share in the distribution of the surplus of the Company.

33.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

34.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

35.	The number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A Ordinary Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or an Affiliate or such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person or entity that is not an Affiliate of such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

36.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the conversion into stock of each relevant Class B Ordinary Share and their reconversion into a Class A Ordinary Share.

37.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

38.	Save and except for voting rights and conversion rights as set out in Articles 33 to 37 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

AMENDMENT OF MEMORANDUM OF ASSOCIATION,

ALTERATION OF CAPITAL & CHANGE OF LOCATION OF REGISTERED OFFICE

39.	~~32.~~(a) Subject to and in so far as permitted by the provisions of the Statute, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association with respect to its name and objects, powers or other matters specified therein provided that the Company may by ordinary resolution, without restricting the generality of the foregoing:

(i)	increase the share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(ii)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association or into shares without nominal or par value;

(iv)	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(b) All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

(c) Without prejudice to Article 11 hereof and subject to the provisions of the Statute, the Company may by Special Resolution reduce its share capital and any capital redemption reserve fund.

(d) Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its registered office.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

40.	~~33.~~For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Directors of the Company may provide that the register of Members shall be closed for transfers for a stated period but not to exceed in any case forty (40) days. If the register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members, such register shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of Members.

41.	~~34.~~In lieu of or apart from closing the register of Members, the Directors may fix in advance a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members and for the purpose of determining the Members entitled to receive payment of any dividend the Directors may, at or within ninety (90) days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

42.	~~35.~~If the register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETING

43.	~~36.~~All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

44.	~~37.~~(a) The Directors may whenever they think fit, and they shall on the requisition of Members of the Company holding at the date of the deposit of the requisition not less than one tenth (1/10) of such of the paid -up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company.

(b)       The requisition must state the object of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company and may consist of several documents in like form each signed by one or more requisitionists.

(c)       If the Directors do not within twenty one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) months after the expiration of the said twenty-one (21) days.

(d)        A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

45.	~~38.~~At least ten (10) days’ notice shall be given for an annual general meeting or any other general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company; PROVIDED, that a general meeting of the Company shall be deemed to have been duly convened if it is called as an annual general meeting if it is so agreed by all the Members entitled to attend and vote thereat or their proxies.

46.	~~39.~~In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of any such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

47.	~~40.~~No business may be transacted at any annual general meeting, other than business that is either (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (B) otherwise properly brought before an annual general meeting by or at the direction of the Board (or any duly authorized committee thereof) or (C) otherwise properly brought before an annual general meeting by any Member of the Company who (i) is a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article and (y) the record date for the determination of Members entitled to vote at such annual general meeting and (ii) complies with the notice procedures set forth in this Article.

(a)             In addition to any other applicable requirements, for business to be brought properly before an annual general meeting by a Member, such Member must have given timely notice thereof in proper written form to the Secretary of the Company.

(b)             For matters other than for the nomination for election of a Director to be made by a Member of the Company, to be timely, such Member’s notice shall be delivered to the Secretary at the principal executive offices of the Company not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by a Member to be timely must be delivered not earlier than the ninetieth (90th) day prior to such annual general meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

(c)             To be in proper written form, a Member’s notice to the Secretary must set forth as to such matter such Member proposes to bring before the annual general meeting (1) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (2) the name and address, as they appear on the Company’s books, of the Member proposing such business and any Member Associated Person (as defined below), (3) the class or series and number of shares of the Company that are held of record or are beneficially owned by such Member or any Member Associated Person and any derivative positions held or beneficially held by the Member or any Member Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such Member or any Member Associated Person with respect to any securities of the Company, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such Member or any Member Associated Person with respect to any securities of the corporation, (5) any material interest of the Member or a Member Associated Person in such business, and (6) a statement whether either such Member or any Member Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s voting shares required under applicable law. For purposes of this Article 43(c), a “Member Associated Person” of any Member shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such Member, (ii) any beneficial owner of shares of the Company owned of record or beneficially by such Member and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).

(d)             No business shall be conducted at the annual general meeting except business brought before the annual general meeting in accordance with the procedures set forth in this Article, provided, however, that once business has been properly brought before the annual general meeting in accordance with such procedures, nothing in this Article shall be deemed to preclude discussion by any Member of any such business. If the Chairman of an annual general meeting determines that business was not properly brought before the annual general meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

(e)             In addition to any other applicable requirements, for a nomination for election of a Director to be made by a Member of the Company, such Member must (A) be a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article and (y) the record date for the determination of Members entitled to vote at such annual general meeting; (B) have held at least 100,000 Class A Ordinary Shares or Class B Ordinary Shares for at least twelve (12) months; and (C) have given timely notice thereof in proper written form to the Secretary of the Company. If a Member is entitled to vote only for a specific class or category of directors at a meeting of the Members, such Member’s right to nominate one or more persons for election as a director at the meeting shall be limited to such class or category of directors.

(f)             To be timely for purposes of Article 41(e) in connection with the annual general meeting, a Member’s notice shall be delivered to the Secretary at the principal executive offices of the Company. In the event the Company calls an extraordinary general meeting for the purpose of electing one or more directors to the Board, any Member entitled to vote for the election of such director(s) at such meeting and satisfying the requirements specified above may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Company’s notice of such meeting, but only if the Member notice required hereof shall be delivered to the Secretary at the principal executive office of the Company. The period for lodgment of the notices by a Member referred to in this Article shall commence no earlier than the day after the dispatch of the notice of the meeting appointed for such election and end no later than (7) days prior to the date of such meeting and shall be for a minimum period of seven (7) days .

(g)             To be in proper written form for purposes of Article 43(e), a Member’s notice to the Secretary must be set forth (A) as to each person whom the Member proposes to nominate for election as a director (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of shares of the Company, if any, which are owned beneficially or of record by the person and (4) any other information relating to the person that would be required to be disclosed pursuant to any Exchange Rules; and (B) as to the Member giving notice (1) the name and record address of such Member, (2) the class or series and number of Shares of the Company which are owned beneficially or of record by such Member, (3) a description of all arrangements or understandings between such Member and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Member, (4) a representation that such Member intends to appear in person or by proxy at the annual meeting to nominate the person(s) named in its notice and (5) any other information relating to such Member that would be required to be disclosed pursuant to any Exchange Rules. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(h)             No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in these Articles under this heading of “NOTICE OF GENERAL MEETINGS”. If the Chairman of an annual general meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

48.	~~41.~~The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

49.	~~42.~~No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Members present in person or by proxy holding not less than one thirds (1/3) of the issued and outstanding shares of the Company shall be a quorum.

50.	Members may participate in a general meeting at which no special resolutions are proposed by means of conference telephone or other electronic means by which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

51.	~~43.~~A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

52.	~~44.~~If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum, subject to compliance with applicable laws, regulations and listing requirements.

53.	~~45.~~The Chairman, if any, of the Board of Directors shall preside as Chairman at every general meeting of the Company. If there is a Chairman of the Board of Directors and he shall not be present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

54.	~~46.~~If at any general meeting no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their own number to be Chairman of the meeting.

55.	~~47.~~The Chairman may, with the consent of any general meeting duly constituted hereunder, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

56.	~~48.~~At any general meeting a resolution put to the vote of the meeting shall be decided on a~~[~~ show of hands~~]~~  unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman or any other Member present in person or by proxy.

57.	~~49.~~Unless a poll be so demanded a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s Minute Book containing the Minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

58.	~~50.~~The demand for a poll may be withdrawn.

59.	~~51.~~If a poll is duly demanded it shall be taken in such manner as the Chairman directs and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

60.	~~52.~~In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the general meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

61.	~~53.~~A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the general meeting directs and any business other than that upon which a poll has been demanded or is contingent thereon may be proceeded with pending the taking of the poll.

VOTES OF MEMBERS

62.	~~54.~~Except as otherwise required by law or as set forth herein, the holder of each Class A Ordinary Share issued and outstanding shall have one (1) vote for each share held by such holder, and the holder of each Class B Ordinary Share issued and outstanding shall have fifteen (15) vote for each share held by such holder, at the record date for determination of the Members entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of Members is solicited. No cumulative voting shall be allowed.

63.	~~55.~~All votes put before the Members of the Company, or any class or subdivision thereof, shall be by way of poll and shall therefore be made giving regards to the number of votes to which each Member is entitled in accordance with Article 54.

64.	~~56.~~In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members.

65.	~~57.~~A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote~~[~~ whether on a show of hands~~]~~  or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other persons may vote by proxy.

66.	~~58.~~No Member shall be entitled to vote at any general meeting unless he is registered as a Member of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

67.	~~59.~~No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the general meeting whose decision shall be final and conclusive.

68.	~~60.~~On a poll votes may be given either personally or by proxy.

PROXIES

69.	~~61.~~The instrument appointing a proxy shall be (a) in writing and executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorized in that behalf; or (b)) authorized by the transmission of an electronic record by the Member to the person who will be the holder of the proxy or to a firm which solicits proxies or like agent who is authorized by the person who will be the holder of the proxy to receive the transmission subject to any procedures the Board of Directors may adopt from time to time to determine that the electronic record is authorized by the Member. A proxy need not be a Member of the Company

70.	~~62.~~The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting provided that the Chairman of the Meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex, cable or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.

71.	~~63.~~The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

72.	~~64.~~A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

73.	~~65.~~Any corporation which is a Member of record of the Company may in accordance with its Articles or in the absence of such provision by resolution of its Directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member of record of the Company.

74.	~~66.~~Shares of its own capital belonging to the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

DIRECTORS

75.	~~67.~~There shall be a Board of Directors consisting of between five (5) and nine (9) persons (exclusive of alternate Directors) who shall be appointed in three classes hereinafter designated as Class I, Class II and Class III, each consisting of an equal number of directors, as nearly as possible. The Directors designated in each Class shall be as designated following the adoption of the Original Articles .

76.	~~68.~~The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their traveling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

77.	~~69.~~The Directors may by resolution award special remuneration to any Director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

78.	~~70.~~A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

79.	~~71.~~A Director or alternate Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

80.	~~72.~~A shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed no qualification shall be required.

81.	~~73.~~A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as Member or otherwise and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

82.	~~74.~~No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid; PROVIDED, HOWEVER, that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon.

83.	~~75.~~A general notice or disclosure to the Directors or otherwise contained in the minutes of a Meeting or a written resolution of the Directors or any committee thereof that a Director or alternate Director is a Member of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under the preceding Article and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

ALTERNATE DIRECTORS

84.	~~76.~~A Director who expects to be unable to attend Directors’ Meetings because of absence, illness or otherwise may appoint any person to be an alternate Director to act in his stead and such appointee whilst he holds office as an alternate Director shall, in the event of absence therefrom of his appointor, be entitled to attend meetings of the Directors and to vote thereat and to do, in the place and stead of his appointor, any other act or thing which his appointor is permitted or required to do by virtue of his being a Director as if the alternate Director were the appointor, other than appointment of an alternate to himself, and he shall ipso facto vacate office if and when his appointor ceases to be a Director or removes the appointee from office. Any appointment or removal under this Article shall be effected by notice in writing under the hand of the Director making the same.

POWERS AND DUTIES OF DIRECTORS

85.	~~77.~~The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may pay all expenses incurred in promoting, registering and setting up the Company, and may exercise all such powers of the Company as are not, from time to time by the Statute, or by these Articles, or such regulations, being not inconsistent with the aforesaid, as may be prescribed by the Company in general meeting required to be exercised by the Company in general meeting; PROVIDED, HOWEVER, that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

86.	~~78.~~The Directors may from time to time and at any time by powers of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorneys as the Directors may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

87.	~~79.~~All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

88.	~~80.~~The Directors shall cause minutes to be made in books provided for the purpose:

(a)              of all appointments of officers made by the Directors;

(b)                of the names of the Directors (including those represented thereat by an alternate or by proxy) present at each meeting of the Directors and of any committee of the Directors;

(c)                of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

89.	~~81.~~The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

90.	~~82.~~The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

MANAGEMENT

91.	~~83.~~(a) The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

(b)                The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards or any managers or agents and may fix their remuneration.

(c)                The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

(d)                Any such delegates as aforesaid may be authorized by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested in them.

MANAGING DIRECTORS

92.	~~84.~~The Directors may, from time to time, appoint one or more of their body (but not an alternate Director) to the office of Managing Director for such term and at such remuneration (whether by way of salary, or commission, or participation in profits, or partly in one way and partly in another) as they may think fit but his appointment shall be subject to determination ipso facto if he ceases for any cause to be a Director and no alternate Director appointed by him can act in his stead as a Director or Managing Director.

93.	~~85.~~The Directors may entrust to and confer upon a Managing Director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS

94.	~~86.~~Except as otherwise provided by these Articles, the Directors shall meet together for the conduct of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appointor is present at such meeting. In case of an equality of votes, the Chairman shall have a second or casting vote.

95.	~~87.~~A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time summon a meeting of the Directors by at least two (2) days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held; PROVIDED, HOWEVER, that if notice is given in person, by facsimile, electronic mail, telegraph or telex, the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organization as the case may be. The provisions of Article 38 shall apply mutatis mutandis with respect to notices of meetings of Directors.

96.	~~88.~~The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors then in office. If at any time there is only a sole Director, then the quorum shall be one (1) Director. A Director and his appointed alternate Director shall be considered only one person for this purpose. For the purposes of this Article, an alternate Director or proxy appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

97.	~~89.~~The continuing Directors may act notwithstanding any vacancy in their body.

98.	~~90.~~The Directors may elect a Chairman of their Board and determine the period for which he is to hold office, but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

99.	~~91.~~The Directors may delegate any of their powers to committees consisting of such member or members of the Board of Directors (including Alternate Directors in the absence of their appointors) as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

100.	~~92.~~A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

101.	~~93.~~All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

102.	~~94.~~Members of the Board of Directors or of any committee thereof may participate in a meeting of the Board or of such committee by means of conference telephone or other electronic means by which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (an alternate Director being entitled to sign such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

VACATION OF OFFICE OF DIRECTOR

103.	~~95.~~The office of a Director shall be vacated:

(a)                if he gives notice in writing to the Company that he resigns the office of Director;

(b)                if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three (3) consecutive meetings of the Board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office;

(c)                if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(d)                if he is found a lunatic or becomes of unsound mind; or

(e)                if the term of his appointment expires pursuant to Article 93 below and he is not reappointed.

APPOINTMENT AND REMOVAL OF DIRECTORS

104.	~~96.~~(a) At the first annual general meeting of the Company following the original adoption of the Original Articles the Class I Directors shall retire. At the second annual general meeting of the Company following the adoption of the Original Articles the Class II Directors shall retire. At the third annual general meeting of the Company following the adoption of the Original Articles, the Class III Directors shall retire.

(b)                At each annual general meeting where a class of Directors retires, the members shall by ordinary resolution elect replacement Directors to serve as Class I, II, or III (as the case may be) Directors, provided always that any retiring Director may stand for re-election.

(c)                Subject to sub-article (a) above, each Director shall be appointed for a term of up to three (3) years and each Director shall retire at the annual general meeting held in the calendar year of his retirement.

(d)                Notwithstanding any other provision in these Articles, the Company may by Special Resolution remove any Director for negligence, breach of fiduciary duty or other reasonable cause at any time before the expiration of his term.

(e)                The Company may, by ordinary resolution, appoint another person in place of a Director removed from office under the immediately preceding Article, and without prejudice to the powers of the Directors, in general meeting may appoint any person to be a Director to fill a vacancy that may have arisen. A person appointed, pursuant to this paragraph or the paragraph below, in place of a Director removed or to fill a vacancy shall hold office only until the close of the next following annual general meeting at which the class he is appointed to is due to retire.

(f)                 The Directors shall have power at any time and from time to time to appoint any person to be a Director to fill a casual vacancy in any class of Directors.

PRESUMPTION OF ASSENT

105.	~~97.~~A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

SEAL

106.	~~98.~~(a) The Company may, if the Directors so determine, have a Seal which shall, subject to paragraph (c) hereof, only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors in that behalf and every instrument to which the Seal has been affixed shall be signed by one person who shall be either a Director or the Secretary or Secretary-Treasurer or some person appointed by the Directors for the purpose.

(b)                The Company may have a duplicate Seal or Seals each of which shall be a facsimile of the Common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

(c)                A Director, Secretary or other officer or representative or attorney may without further authority of the Directors affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

OFFICERS

107.	~~99.~~The Company may have a President, a Secretary or Secretary-Treasurer appointed by the Directors who may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time prescribe.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

108.	~~100.~~Subject to the Statute, the Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available therefor.

109.	~~101.~~The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

110.	~~102.~~No dividend or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the Share Premium Account or as otherwise permitted by the Statute.

111.	~~103.~~Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with these Articles but no amount paid or credited as paid on a share in advance of calls shall be treated for the purpose of this Article as paid on the share.

112.	~~104.~~The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

113.	~~105.~~The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

114.	~~106.~~Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the share held by them as joint holders.

115.	~~107.~~No dividend or distribution shall bear interest against the Company.

CAPITALIZATION

116.	~~108.~~The Company may upon the recommendation of the Directors by ordinary resolution authorize the Directors to capitalize any sum standing to the credit of any of the Company’s reserve accounts (including Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalization, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorize any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

BOOKS OF ACCOUNT

117.	~~109.~~The Directors shall cause proper books of account to be kept with respect to:

(a)                all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place;

(b)                all sales and purchases of goods by the Company;

(c)                the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

118.	~~110.~~The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or authorized by the Directors or by the Company in general meeting.

119.	~~111.~~The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

AUDIT

120.	~~112.~~The Company may at any annual general meeting appoint an Auditor or Auditors of the Company who shall hold office until the next annual general meeting and may fix his or their remuneration.

121.	~~113.~~The Directors may before the first annual general meeting appoint an Auditor or Auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the Members in general meeting in which case the Members at that meeting may appoint Auditors. The Directors may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act. The remuneration of any Auditor appointed by the Directors under this Article may be fixed by the Directors.

122.	~~114.~~Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

123.	~~115.~~Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Directors or any general meeting of the Members, make a report on the accounts of the Company in general meeting during their tenure of office.

NOTICES

124.	~~116.~~Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by facsimile, electronic mail, telegraph or telex to him or to his address as shown in the register of Members, such notice, if mailed, to be forwarded airmail if the address be outside the Cayman Islands.

125.	~~117.~~(a) Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected at the expiration of 24 (24) hours after the letter containing the same is posted as aforesaid.

(b)                Where a notice is sent by facsimile, electronic mail, telegraph or telex, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization and to have been effected on the day the same is sent as aforesaid.

126.	~~118.~~A notice may be given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the register of Members in respect of the share.

127.	~~119.~~A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a share or shares in consequence of the death or bankruptcy of a Member by sending it through the post as aforesaid in a pre-paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

128.	~~120.~~Notice of every general meeting shall be given in any manner hereinbefore authorized to:

(a)                every person shown as a Member in the register of Members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of Members; and

(b)                every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting.

Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was convened. No other person shall be entitled to receive notices of general meetings.

WINDING UP

129.	~~121.~~If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

130.	~~122.~~The Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own fraud, willful neglect or default respectively and no such Director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the fraud, willful neglect or default of such Director, Officer or trustee.

FINANCIAL YEAR

131.	~~123.~~Unless the Directors otherwise prescribe, the financial year of the Company shall end on June 30 in each year and shall begin on July 1 in each year.

AMENDMENTS OF ARTICLES

132.	~~124.~~Subject to the Statute and to any quorum, voting or procedural requirements expressly imposed by these Articles in regard to the variation of rights attached to a specific class of Shares of the Company, the Company may at any time and from time to time by Special Resolution change the name of the Company or alter or amend these Articles or the Company’s Memorandum of Association, in whole or in part.

TRANSFER BY WAY OF CONTINUATION

133.	~~125.~~If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

ANNEX B

RECON TECHNOLOGY, LTD
2021 EQUITY INCENTIVE PLAN

1.                  Purpose. The purpose of the Recon Technology, Ltd 2021 Equity Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers and employees of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Class B Ordinary Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s stockholders.

2.                  Definitions. The following definitions shall be applicable throughout this Plan:

(a)                “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest as determined by the Committee in its discretion. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b)               “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award and Performance Compensation Award granted under this Plan.

(c)                “Board” means the Board of Directors of the Company.

(d)               “Business Combination” has the meaning given such term in the definition of “Change in Control.”

(e)               “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by federal law or executive order to be closed.

(f)                “Cause” means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting agreement or similar document or policy between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement, document or policy (or the absence of any definition of “Cause” contained therein), (A) a continuing material breach or material default (including, without limitation, any material dereliction of duty) by Participant of any agreement between the Participant and the Company, except for any such breach or default which is caused by the physical disability of the Participant (as determined by a neutral physician), or a continuing failure by the Participant to follow the direction of a duly authorized representative of the Company; (B) gross negligence, willful misfeasance or breach of fiduciary duty by the Participant; (C) the commission by the Participant of an act of fraud, embezzlement, misappropriation of the Company or its Affiliate’s assets or any felony or other crime of dishonesty in connection with the Participant’s duties; (D) conviction of the Participant of a felony or any other crime that would materially and adversely affect: (i) the business reputation of the Company or (ii) the performance of the Participant’s duties to the Company, or (E) failure by a Participant to follow the lawful directions of a superior officer or the Board. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(g)               “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i)       An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), immediately after which such Person has ownership of more than fifty percent (50%) of the combined voting power of the Company’s then outstanding Voting Securities.

(ii)       The individuals who constitute the members of the Board cease, by reason of a financing, merger, combination, acquisition, takeover or other non-ordinary course transaction affecting the Company, to constitute at least forty percent (40%) of the members of the Board; or

(iii)      The consummation of any of the following events:

(A)       A merger, consolidation or reorganization involving the Company, where either or both of the events described in clauses (i) or (ii) above would be the result;

(B)       A liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, or the filing by a third party of an involuntary bankruptcy against, the Company; provided, however, that to the extent necessary to comply with Section 409A of the Code, the occurrence of an event described in this subsection (B) shall not permit the settlement of Restricted Stock Units granted under this Plan; or

(C)       An agreement for the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary of the Company).

(h)               “Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0925 per share, of the Company (and any stock or other securities into which such ordinary shares may be converted or into which they may be exchanged).

(i)                 “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(j)                 “Committee” means a committee of at least two people as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board. Unless altered by an action of the Board, the Committee shall be the Compensation Committee of the Board.

(k)                 “Company” means Recon Technology, Ltd, a Cayman Island company, together with its successors and assigns.

(l)                 “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(m)               “Disability”. As to an Incentive Stock Option, a Disability means permanent and total disability as defined in section 22 (e) (3) of the Code. As to other Awards, a Disability means a “permanent and total” disability incurred by a Participant while in the employ of the Company or an Affiliate. For this purpose, a permanent and total disability shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(n)               “Effective Date” means the date when the Plan is adopted by the Board.

(o)               “Eligible Director” means a person who is (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an “outside director” within the meaning of Section 162(m) of the Code.

(p)               “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; or (ii) director of the Company or an Affiliate.

(q)               “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in this Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(r)                “Exercise Price” has the meaning given such term in Section 7(b) of this Plan.

(s)               “Fair Market Value”, unless otherwise provided by the Committee in accordance with all applicable laws, rules regulations and standards, means, on a given date, (i) if the Class B Ordinary Shares are traded on a national securities exchange, the average of the highest and lowest registered sales prices of such shares on such exchange; (ii) If the Class B Ordinary Shares are traded in the over-the-counter market, the average between the closing bid and asked prices as reported by such other inter dealer quotation system; or (iii) if the Class B Ordinary Shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Class B Ordinary Shares.

(t)               “Immediate Family Members” shall have the meaning set forth in Section 15(b) of this Plan.

(u)              “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

(v)               “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of this Plan.

(w)               “Intellectual Property Products” shall have the meaning set forth in Section 15(c) of this Plan.

(x)               “Mature Shares” means Class B Ordinary Shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a withholding obligation of the Participant.

(y)               “Negative Discretion” shall mean the discretion authorized by this Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(z)                “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(aa)              “Option” means an Award granted under Section 7 of this Plan.

(bb)             “Option Period” has the meaning given such term in Section 7(c) of this Plan.

(cc)              “Participant” means an Eligible Person who has been selected by the Committee to participate in this Plan and to receive an Award pursuant to Section 6 of this Plan.

(dd)             “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of this Plan.

(ee)             “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under this Plan.

(ff)                “Performance Formula” shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(gg)            “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(hh)              “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(ii)                “Permitted Transferee” shall have the meaning set forth in Section 15(b) of this Plan.

(jj)                “Person” has the meaning given such term in the definition of “Change in Control.”

(kk)              “Plan” means this Recon Technology, Ltd 2021 Equity Incentive Plan, as amended from time to time.

(ll)                “Retirement” means the fulfillment of each of the following conditions: (i) the Participant is good standing with the Company as determined by the Committee; (ii) the voluntary termination by a Participant of such Participant’s employment or service to the Company and (B) that at the time of such voluntary termination, the sum of: (1) the Participant’s age (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) and (2) the Participant’s years of employment or service with the Company (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) equals at least 62 (provided that, in any case, the foregoing shall only be applicable if, at the time of Retirement, the Participant shall be at least 55 years of age and shall have been employed by or served with the Company for no less than 5 years).

(mm)            “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(nn)             “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Class B Ordinary Shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(oo)           “Restricted Stock” means Class B Ordinary Shares, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(pp)              “SAR Period” has the meaning given such term in Section 8(c) of this Plan.

(qq)             “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in this Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other official interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(rr)               “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of this Plan which meets all of the requirements of Section 1.409A-1(b)(5)(i)(B) of the Treasury Regulations.

(ss)              “Stock Bonus Award” means an Award granted under Section 10 of this Plan.

(tt)               “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(uu)             “Subsidiary” means, with respect to any specified Person:

(i)                 any corporation, association or other business entity of which more than 50% of the total voting power of shares of Outstanding Company Voting Securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii)               any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner or managing member (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners or managing members (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(vv)             “Substitute Award” has the meaning given such term in Section 5(e).

(ww)           “Treasury Regulations” means any regulations, whether proposed, temporary or final, promulgated by the U.S. Department of Treasury under the Code, and any successor provisions.

(xx)              “Voting Securities” has the meaning given such term in the definition of “Change in Control.”

3.                  Effective Date; Duration. The Plan shall be effective as of the Effective Date, but no Award shall be exercised or paid (or, in the case of a stock Award, shall be granted unless contingent on stockholder approval) unless and until this Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months after the Effective Date. The expiration date of this Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of this Plan shall continue to apply to such Awards.

4.                  Administration.

(a)                The Committee shall administer this Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under this Plan) or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, as applicable, it is intended that each member of the Committee shall, at the time he takes any action with respect to an Award under this Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under this Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined based on the Committee’s charter as approved by the Board.

(b)               Subject to the provisions of this Plan and applicable law, the Board shall have the authority and may delegate its authority to the Committee, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Class B Ordinary Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Class B Ordinary Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Class B Ordinary Shares, other securities, other Awards or other property and other amounts payable with respect to an Award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; (viii) establish, amend, suspend, or waive any rules, conditions and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of this Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan.

(c)                The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons (i) subject to Section 16 of the Exchange Act or (ii) who are, or who are reasonably expected to be, “covered employees” for purposes of Section 162(m) of the Code.

(d)               Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations, and other decisions under or with respect to this Plan or any Award or any documents evidencing Awards granted pursuant to this Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e)                No member of the Board, the Committee, delegate of the Committee or any employee, advisor or agent of the Company or the Board or the Committee (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from (and the Company shall pay or reimburse on demand for) any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under this Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f)                Notwithstanding anything to the contrary contained in this Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer this Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under this Plan.

5.                  Grant of Awards; Shares Subject to this Plan; Limitations.

(a)                The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b)               Subject to Section 3 and Section 12 of this Plan, the Committee is authorized to issue under this Plan, an aggregate of 20,000,000 Class B Ordinary Shares.  Each Class B Ordinary Share subject to an Option or a Stock Appreciation Right will reduce the number of Class B Ordinary Shares available for issuance by one share, and each Class B Ordinary Share underlying an Award of Restricted Stock, Restricted Stock Units, Stock Bonus Awards and Performance Compensation Awards will reduce the number of Class B Ordinary Shares available for issuance by one share.

(c)                Class B Ordinary Shares underlying Awards under this Plan that are forfeited, cancelled, expire unexercised or otherwise terminated or not being issued shall be available again for Awards under this Plan during that fiscal year. Notwithstanding the foregoing, the following Class B Ordinary Shares shall not be available again for Awards under the Plan: (i) shares tendered or held back upon the exercise of an Option or settlement of an Award to cover the Exercise Price of an Award; (ii) shares that are used or withheld to satisfy tax obligations of the Participant; and (iii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the SAR upon exercise thereof.

(d)               Class B Ordinary Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e)                Subject to compliance with Section 1.409A-3(f) of the Treasury Regulations, Awards may, in the sole discretion of the Committee, be granted under this Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Class B Ordinary Shares underlying any Substitute Awards shall be counted against the aggregate number of Class B Ordinary Shares available for Awards under this Plan.

6.                  Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan.

7.                  Options.

(a)                Generally. Each Option granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. All Options granted under this Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Notwithstanding any designation of an Option, to the extent that the aggregate Fair Market Value of Class B Ordinary Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company or any Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

(b)               Exercise Price. The exercise price (“Exercise Price”) per Class B Ordinary Share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant; and, provided further, that notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Class B Ordinary Share.

(c)                Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and as set forth in the applicable Award agreement, and shall expire after such period, not to exceed ten (10) years from the Date of Grant, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate; and, provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i)     an Option shall vest and become exercisable with respect to 100% of the Class B Ordinary Shares subject to such Option on the third (3rd) anniversary of the Date of Grant;

(ii)   the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the Option Period;

(B) for directors, officers and employees of the Company only, for the remainder of the Option Period following termination of employment or service by reason of such Participant’s Retirement (it being understood that any Incentive Stock Option held by the Participant shall be treated as a Nonqualified Stock Option if exercise is not undertaken within 90 days of the date of Retirement);

(C)  90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and

(iii) both the unvested and the vested portion of an Option shall immediately expire upon the termination of the Participant’s employment or service by the Company for Cause.

(d)               Method of Exercise and Form of Payment. No Class B Ordinary Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award agreement accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check (subject to collection), or at consent of the Committee, in cash equivalent and/or Class B Ordinary Shares that the Participant has owned for at least six months (valued at the Closing Price at the time the Option is exercised, including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Class B Ordinary Shares in lieu of actual delivery of such shares to the Company); provided, however, that such Class B Ordinary Shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including without limitation: (A) in other property having a fair market value (as determined by the Committee in its discretion) on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Class B Class B Ordinary Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Class B Ordinary Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Class B Ordinary Shares for which the Option was exercised that number of Class B Ordinary Shares having a Closing Price equal to the aggregate Exercise Price for the Class B Ordinary Shares for which the Option was exercised. Any fractional Class B Ordinary Shares shall be settled in cash.

(e)                Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under this Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Class B Ordinary Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Class B Ordinary Shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Class B Ordinary Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f)                Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8.                  Stock Appreciation Rights.

(a)                Generally. Each SAR granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. Any Option granted under this Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b)               Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i)     a SAR shall vest and become exercisable with respect to 100% of the Class B Ordinary Shares subject to such SAR on the third anniversary of the Date of Grant;

(ii)     the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the SAR Period;

(B)  for directors, officers and employees of the Company only, for the remainder of the SAR Period following termination of employment or service by reason of such Participant’s Retirement;

(C)  90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and

(iii) both the unvested and the vested portion of a SAR shall expire immediately upon the termination of the Participant’s employment or service by the Company for Cause.

(c)                Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the Closing Price exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(d)               Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Closing Price of one Class B Ordinary Share on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in Class B Ordinary Shares valued at fair market value, or any combination thereof, as determined by the Committee. Any fractional Class B Ordinary Share shall be settled in cash.

9.                  Restricted Stock and Restricted Stock Units.

(a)                Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

(b)               Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void ab initio. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c)               Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided by the Committee in an Award agreement, the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d)               Delivery of Restricted Stock and Settlement of Restricted Stock Units. (i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable certificate shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Class B Ordinary Shares having a Closing Price equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii)               Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one Class B Ordinary Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion and subject to the requirements of Section 409A of the Code, elect to (i) pay cash or part cash and part Class B Ordinary Share in lieu of delivering only Class B Ordinary Shares in respect of such Restricted Stock Units or (ii) defer the delivery of Class B Ordinary Shares (or cash or part Class B Ordinary Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Class B Ordinary Shares, the amount of such payment shall be equal to the Closing Price of the Class B Ordinary Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

10.              Stock Bonus Awards. The Committee may issue unrestricted Class B Ordinary Shares, or other Awards denominated in Class B Ordinary Shares, under this Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

11.             Performance Compensation Awards.

(a)                Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of this Plan, to designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

(b)               Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c)                Performance Criteria. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination of the foregoing, as determined by the Committee. Any one or more of the Performance Criteria adopted by the Committee may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period and thereafter promptly communicate such Performance Criteria to the Participant.

(d)               Modification of Performance Goal(s). In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining stockholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining stockholder approval. The Committee is authorized at any time during the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), or at any time thereafter to the extent the exercise of such authority at such time would not cause the Performance Compensation Awards granted to any Participant for such Performance Period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company’s fiscal year.

(e)                Payment of Performance Compensation Awards.

(i)                 Condition to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii)               Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii)             Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

(iv)             Use of Negative Discretion. In determining the actual amount of an individual Participant’s Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion, except as is otherwise provided in this Plan, to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the applicable limitations set forth in Section 5 of this Plan.

(f)                Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11, but in no event later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed in order to comply with the short-term deferral rules under Section 1.409A-1(b)(4) of the Treasury Regulations. Notwithstanding the foregoing, payment of a Performance Compensation Award may be delayed, as permitted by Section 1.409A-2(b)(7)(i) of the Treasury Regulations, to the extent that the Company reasonably anticipates that if such payment were made as scheduled, the Company’s tax deduction with respect to such payment would not be permitted due to the application of Section 162(m) of the Code.

12.              Changes in Capital Structure and Similar Events. In the event of (a) any dividend or other distribution (whether in the form of cash, Class B Ordinary Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Class B Ordinary Shares or other securities of the Company, issuance of warrants or other rights to acquire Class B Ordinary Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Class B Ordinary Shares, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments that are equitable, including without limitation any or all of the following:

(i)                 adjusting any or all of (A) the number of Class B Ordinary Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under this Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of this Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Class B Ordinary Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(ii)               providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii)             subject to the requirements of Section 409A of the Code, canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Class B Ordinary Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Class B Ordinary Share received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Class B Ordinary Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of a Class B Ordinary Share subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) or ASC Topic 718, or any successor thereto), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13.              Effect of Change in Control. Except to the extent otherwise provided in an Award agreement or as determined by the Committee in its sole discretion, in the event of a Change in Control, notwithstanding any provision of this Plan to the contrary, with respect to all or any portion of a particular outstanding Award or Awards:

(a)                all of the then outstanding Options and SARs may immediately vest and may become immediately exercisable as of a time prior to the Change in Control;

(b)               the Restricted Period may expire as of a time prior to the Change in Control (including without limitation a waiver of any applicable Performance Goals);

(c)                Performance Periods in effect on the date the Change in Control occurs may end on such date, and the Committee (i) shall determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant and (ii) may cause the Participant to receive partial or full payment of Awards for each such Performance Period based upon the Committee’s determination of the degree of attainment of the Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) through (c) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Class B Ordinary Shares subject to their Awards. In the event no action is taken by the Committee to allow for the changes set forth in immediately preceding clauses (a) through (c), then no changes to the Award shall be effected.

14.              Amendments and Termination.

(a)               Amendment and Termination of this Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided, that (i) no amendment to the definition of Eligible Employee in Section 2, Section 5(b), Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without stockholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to this Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Class B Ordinary Shares may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and, provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

(c)               Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; and, provided, further, that without stockholder approval, except as otherwise permitted under Section 12 of this Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award or cash or take any action that would have the effect of treating such Award as a new Award for tax or accounting purposes and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Class B Ordinary Shares are listed or quoted.

15.              General.

(a)               Award Agreements. Each Award under this Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee. The Company’s failure to specify any term of any Award in any particular Award agreement shall not invalidate such term, provided such terms was duly adopted by the Board or the Committee.

(b)               Nontransferability; Trading Restrictions.

(i)                 Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)               Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, with or without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of this Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; or (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of this Plan.

(iii)             The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in this Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Class B Ordinary Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under this Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of this Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in this Plan and the applicable Award agreement.

(iv)             The Committee shall have the right, either on an Award-by-Award basis or as a matter of policy for all Awards or one or more classes of Awards, to condition the delivery of vested Class B Ordinary Shares received in connection with such Award on the Participant’s agreement to such restrictions as the Committee may determine.

(c)                Tax Withholding.

(i)                 A Participant shall be required to pay to the Company or any Affiliate, or the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Class B Ordinary Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Class B Ordinary Shares, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under this Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

(ii)               Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Class B Ordinary Shares (which are not subject to any pledge or other security interest and are Mature Shares) owned by the Participant having a fair market value equal to such withholding liability or (B) having the Company withhold from the number of Class B Ordinary Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such withholding liability (but no more than the minimum required statutory withholding liability).

(d)               No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under this Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither this Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under this Plan, unless otherwise expressly provided in this Plan or any Award agreement. By accepting an Award under this Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under this Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e)                International Participants. With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expected to be) “covered employees” within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of this Plan or outstanding Awards (or establish a sub-plan) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f)                Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under this Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation filed with the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Upon the occurrence of a Participant’s divorce (as evidenced by a final order or decree of divorce), any spousal designation previously given by such Participant shall automatically terminate.

(g)               Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h)               No Rights as a Stockholder. Except as otherwise specifically provided in this Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Class B Ordinary Shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i)                 Government and Other Regulations.

(i)                 The obligation of the Company to settle Awards in Class B Ordinary Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Class B Ordinary Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Class B Ordinary Shares to be offered or sold under this Plan. The Committee shall have the authority to provide that all certificates for Class B Ordinary Shares or other securities of the Company or any Affiliate delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under this Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of this Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in this Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under this Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii)               The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Class B Ordinary Shares from the public markets, the Company’s issuance of Class B Ordinary Shares to the Participant, the Participant’s acquisition of Class B Ordinary Shares from the Company and/or the Participant’s sale of Class B Ordinary Shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless doing so would violate Section 409A of the Code, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Class B Ordinary Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Class B Ordinary Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof. The Committee shall have the discretion to consider and take action to mitigate the tax consequence to the Participant in cancelling an Award in accordance with this clause.

(j)                 Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under this Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k)               Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l)                 No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of this Plan or any Award shall require the Company, for the purpose of satisfying any obligations under this Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under this Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m)               Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with this Plan by any agent of the Company or the Committee or the Board, other than himself.

(n)               Relationship to Other Benefits. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o)               Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions.

(p)               Severability. If any provision of this Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws in the manner that most closely reflects the original intent of the Award or the Plan, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

(q)               Obligations Binding on Successors. The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r)              Code Section 162(m) Approval. If so determined by the Committee, the provisions of this Plan regarding Performance Compensation Awards shall be disclosed and reapproved by stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which stockholders previously approved such provisions, in each case in order for certain Awards granted after such time to be exempt from the deduction limitations of Section 162(m) of the Code. Nothing in this clause, however, shall affect the validity of Awards granted after such time if such stockholder approval has not been obtained.

(s)               Expenses; Gender; Titles and Headings. The expenses of administering this Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings shall control.

(t)                Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Class B Ordinary Shares under an Award, that the Participant execute lock-up, stockholder or other agreements, as it may determine in its sole and absolute discretion.

(u)               Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Committee exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

(v)               Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Class B Ordinary Shares under any Award made under this Plan.

* * *